Exhibit 99.3

PACIFIC DRILLING S.A.
EXTRAORDINARY GENERAL MEETING FOR HOLDERS AS OF 9/28/18
TO BE HELD ON 11/5/18

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Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET on October 31, 2018.

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E52474-Z73438

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Notice and Proxy Statement

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The Board of Directors recommends you vote FOR the following proposals:

	Yes	No
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Signature [PLEASE SIGN WITHIN BOX] Date

Exhibit 99.3

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Extraordinary General Meeting on November 5, 2018

The undersigned hereby authorize(s) and appoints any director, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company, any employee of Centralis S.A. (Luxembourg), any lawyer or employee of Wildgen S.A., or any notary clerk of Etude Blanche MOUTRIER, with offices in the Grand Duchy of Luxembourg, each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held in Luxembourg on November 5, 2018 at 10:00 a.m. (Central European Time) or any adjournment thereof, for the purposes set forth below and in the Notice of Extraordinary General Meeting issued by the Company on or around October 26, 2018.

Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.

Present the common draft terms of merger dated 3 October 2018 (the “CTM”) related to the merger by absorption of (i) Pacific Drilling First Lien Escrow Issuer Limited, a private company limited by shares governed by the laws of the British Virgin Islands, having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands, and registered with the BVI Registrar of Corporate Affairs under number 1990684 and  (ii) Pacific Drilling Second Lien Escrow Issuer Limited, a private company limited by shares governed by the laws of the BVI, having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands, and registered with the BVI Registrar of Corporate Affairs under number 1990678 (collectively the “Absorbed Companies”), by the Company (the “Acquiring Company”),  the merger being implemented by way of transfer, following the dissolution without liquidation, of all assets and liabilities without exception or reservation of the Absorbed Companies to the Acquiring Company, and said CTM has been published with the Recueil Electronique des Sociétés et Associations, under number L180197161 on 4 October 2018 (the “Merger”);

2.	Acknowledge the directors’ report prepared pursuant to article 1021-5 of the law of 10 August, 1915 on commercial companies, as amended (the “Law”);
3.

Given that the Merger is carried out under the simplified process, acknowledge that an examination of the CTM by independent experts or an expert report under article 1021-6 of the Law is not required;

4.	Acknowledge fulfilment of the obligations under article 1021-7 of the Law;
5.

Approve the Merger and realization of the Merger by absorption of the Absorbed Companies by the Acquiring Company as set forth in the CTM, such Merger to be perfected and effective from the date of publication of minutes of the Meeting with the Recueil Electronique des Sociétés et Associations in accordance with article 1021-16 (1) of the Law (the “Effective Date of the Merger”);

6.

Authorize any director, day-to-day manager or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

Signature(s)_______________________________________________________Date:

Note:Please sign exactly as name appears above; joint owners should each sign.  When signing as attorney, executor, administrator or guardian, please give full title as such.

Printed name of shareholder:___________________________________________________________________________________________________